UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 8, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Endo Pharmaceuticals Holdings Inc.

File No. 1-15989 - CF#26380

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Endo Pharmaceuticals Holdings Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on February 28, 2011.

Based on representations by Endo Pharmaceuticals Holdings Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.17	through December 31, 2011
Exhibit 10.17.1	through December 31, 2011
Exhibit 10.17.2	through December 31, 2011
Exhibit 10.17.3	through December 31, 2011
Exhibit 10.32	through October 1, 2011

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Craig E. Slivka
Special Counsel